



Rowbotham
INTERNATIONAL
GLOBAL ADVISORS
TAX & FINANCIAL SERVICES
SAN FRANCISCO

Report of Independent Registered Public Accounting Firm

To the Member of
Rutberg and Company, LLC

We have audited the accompanying statements of financial condition of Rutberg and Company, LLC as of December 31, 2015 and 2014 and the related statements of income, changes in member's equity, and cash flows for the years then ended. Rutberg and Company, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rutberg and Company, LLC as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained on pages 13 to 15 has been subjected to audit procedures performed in conjunction with the audit of Rutberg and Company, LLC's financial statements. The supplemental information is the responsibility of the Rutberg and Company, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rowbotham International

San Francisco, California
February 26, 2016

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL. (415) 433 - 1177 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING@ROWBOTHAM.COM
ROWBOTHAM INTERNATIONAL REFERS TO ROWBOTHAM & COMPANY LLP
Member of the AICPA and PCAOB